As confidentially submitted to the Securities and Exchange Commission on December 18, 2025. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________________

FORM F-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

INNOVATION BEVERAGE GROUP LIMITED

(Exact name of registrant as specified in its charter)

Australia	2080	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

____________________________

INNOVATION BEVERAGE GROUP LIMITED

29 Anvil Road

Seven Hills, NSW 2147

Australia

Tel: +61 (02) 9620 4574

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________________________

Sichenzia Ross Ference Carmel LLP

1185 Avenue of the Americas, 31st Floor

New York, NY 10036

Tel: (212) 930-9700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________________

Copies to:

Darrin Ocasio, Esq. Matt Siracusa, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 (212) 930-9700

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, please check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED DECEMBER [●], 2025

$10,000,000

[●] Ordinary Shares

[●] WARRANTS

[●] DEBT SECURITIES

[●] UNITS

INNOVATION BEVERAGE GROUP LIMITED

____________________________

This prospectus relates to the offer and sale of our ordinary shares, no par value per share (“Ordinary Shares”), debt securities, warrants to purchase Ordinary Shares or debt securities, or units consisting of Ordinary Shares, or debt securities, or warrants, or any other combination of these securities from time to time in one or more offerings, at prices and on terms described in one or more supplements to this prospectus. The aggregate initial offering price of the securities that we may offer and sell under this prospectus will not exceed $10,000,000. Unless otherwise indicated, reference to dollars shall mean United States dollars.

Each time we offer and sell the securities pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about such offering and the terms of the securities. We may also authorize one or more free writing prospectuses to be provided to you in connection with these offerings. The prospectus supplement and any related free writing prospectus may add, update or change information contained in this prospectus. You should read carefully this prospectus, the applicable prospectus supplement and any related free writing prospectus, as well as the documents incorporated or deemed to be incorporated by reference, before you invest in any of our securities. This prospectus may not be used to offer or sell any securities unless accompanied by the applicable prospectus supplement.

Our Ordinary Shares are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “IBG.” On December [●], 2025, the last reported sales price of our Ordinary Shares was $[●] per share.

As of [●], 2026, the aggregate market value worldwide of our outstanding Ordinary Shares held by non-affiliates was approximately $[●], based on [●] Ordinary Shares outstanding, of which [●] Ordinary Shares were held by non-affiliates, and a per share price of $[●] based on the closing sale price of the Ordinary Shares on Nasdaq on [●], 2026. Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell, pursuant to the registration statement of which this prospectus forms a part, securities with a value exceeding one-third of the aggregate market value of our outstanding Ordinary Shares held by non-affiliates in any 12-month period, so long as the aggregate market value of our Ordinary Shares held by non-affiliates is less than $75.0 million. We have not offered or sold any securities pursuant to General Instruction I.B.5 on Form F-3 during the prior 12 calendar month period that ends on and includes the date of this prospectus.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the applicable U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Implications of Being an Emerging Growth Company” and “Implications of Being a Foreign Private Issuer.”

Unless otherwise specified in an applicable prospectus supplement, our debt securities, warrants and units will not be listed on any securities or stock exchange or on any automated dealer quotation system.

INVESTING IN OUR SECURITIES INVOLVES RISKS. YOU SHOULD REVIEW CAREFULLY THE RISKS AND UNCERTAINTIES DESCRIBED UNDER THE HEADING “RISK FACTORS” CONTAINED IN THIS PROSPECTUS, THE APPLICABLE PROSPECTUS SUPPLEMENT AND ANY RELATED FREE WRITING PROSPECTUS, AND UNDER SIMILAR HEADINGS IN THE OTHER DOCUMENTS THAT ARE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is [●], 2025

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission, or the SEC. By using a shelf registration statement, we may sell securities from time to time and in one or more offerings up to a total dollar amount of $10,000,000 as described in this prospectus. Each time that we offer and sell securities, we will provide a prospectus supplement to this prospectus that contains specific information about the securities being offered and sold and the specific terms of that offering. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. The prospectus supplement or free writing prospectus may also add, update or change information contained in this prospectus with respect to that offering. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement or free writing prospectus, you should rely on the prospectus supplement or free writing prospectus, as applicable. Before purchasing any securities, you should carefully read both this prospectus and the applicable prospectus supplement (and any applicable free writing prospectuses), together with the additional information described under the heading “Where You Can Find Additional Information” and/or “Incorporation Of Certain Information By Reference.”

We have not authorized anyone to provide you with any information or to make any representations other than those contained in or incorporated by reference into this prospectus, any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable prospectus supplement to this prospectus is accurate only as of the date on its respective cover, that the information appearing in any applicable free writing prospectus is accurate only as of the date of that free writing prospectus, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus incorporates by reference, and any prospectus supplement or free writing prospectus may contain and/or incorporate by reference, market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we believe these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. In addition, the market and industry data and forecasts that may be included or incorporated by reference in this prospectus, any prospectus supplement or any applicable free writing prospectus may involve estimates, assumptions and other risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” contained in this prospectus, the applicable prospectus supplement and any applicable free writing prospectus, and under similar headings in other documents that are incorporated by reference into this prospectus. Accordingly, investors should not place undue reliance on this information.

Innovation Beverage Group Limited was incorporated in Australia on April 20, 2018, as “Australian Boutique Spirits PTY LTD” and on May 2, 2022, the name changed to “Innovation Beverage Group PTY Limited”. Subsequently, on June 11, 2022, the company’s converted from a proprietary company to a public limited company and is now named “Innovation Beverage Group Limited.” Except where indicated or where the context otherwise requires, the terms “Innovation Beverage Group,” “IBG,” “we,” “us,” “our,” the “Company,” and “our business” refer to Innovation Beverage Group Limited, an Australian public limited company together with its subsidiaries.

All references to “Ordinary Shares” in this prospectus refer to ordinary shares of Innovation Beverage Group Limited, no par value per share.

INDUSTRY AND MARKET DATA

This prospectus and any applicable prospectus supplement and the documents incorporated by reference herein includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable. Although we are responsible for all of the disclosures contained in this prospectus, including such statistical, market and industry data, we have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In addition, while we believe the market opportunity information included in this prospectus is generally reliable and is based on reasonable assumptions, such data involves risks and uncertainties, including those discussed under the heading “Risk Factors.”

PRESENTATION OF FINANCIAL INFORMATION

Our functional currency and reporting currency are in U.S. dollars. This prospectus and any applicable prospectus supplement and the documents incorporated by reference herein contains consolidated financial statements presented in U.S. dollars, which were prepared in accordance with generally accepted accounting principles in the United States. Our fiscal year ends on December 31 of each year. Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Unless otherwise noted, (i) all industry and market data in this prospectus is presented in U.S. dollars, (ii) all financial and other data related to Innovation Beverage Group Limited in this prospectus is presented in U.S. dollars, (iii) all references to “$” or “USD” in this prospectus (other than in our financial statements) refer to U.S. dollars, and (iv) all references to “AUD$” or “AUD” in this prospectus refer to Australian dollars.

TRADEMARKS AND TRADENAMES

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names that may appear in this prospectus and any applicable prospectus supplement and the documents incorporated by reference therein are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and our SEC filings that are incorporated by reference into this prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue, or other financial items, any statements of the plans, strategies, and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions, and objectives, and any statements of assumptions underlying any of the foregoing. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “could,” “should,” “potential,” “likely,” “projects,” “continue,” “will,” and “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect our current views with respect to future events, are based on assumptions, and are subject to risks and uncertainties. We cannot guarantee that we actually will achieve the plans, intentions, or expectations expressed in our forward-looking statements and you should not place undue reliance on these statements. There are a number of important factors that could cause our actual results to differ materially from those indicated or implied by forward-looking statements. These important factors include those discussed under the heading “Risk Factors” contained or incorporated by reference in this prospectus and in the applicable prospectus supplement and any free writing prospectus we may authorize for use in connection with a specific offering. These factors and the other cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements whenever they appear in this prospectus. Except as required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

PROSPECTUS SUMMARY

This summary provides an overview of selected information contained elsewhere or incorporated by reference in this prospectus and does not contain all of the information you should consider before investing in our securities. You should carefully read the prospectus, the information incorporated by reference and the registration statement of which this prospectus is a part in their entirety before investing in our securities, including the information discussed under “Risk Factors” in this prospectus and the documents incorporated by reference and our financial statements and notes thereto that are incorporated by reference in this prospectus. Some of the statements in this prospectus and the documents incorporated by reference herein constitute forward-looking statements that involve risks and uncertainties. See information set forth under the section “Cautionary Statement Regarding Forward-Looking Statements.”

Company History and Development

Innovation Beverage Group Limited (“IBG”) was incorporated in Australia pursuant to the Corporations Act of 2001 on April 20, 2018 as “Australian Boutique Spirits PTY LTD” and changed its name on May 2, 2022 to “Innovation Beverage Group PTY Limited”. Subsequently, on June 11, 2022, the Company converted from a proprietary company to a public limited company. Our registered office is located at 29 Anvil Road, Seven Hills, NSW 2147, Australia. Our main telephone number is +61 (02) 9620 4574. Since its beginning in 2018 as Australian Boutique Spirits Pty Ltd, IBG has been a committed innovator within the beverage industry.

IBG has [●] wholly-owned subsidiaries, IBG USA LLC, Reg Liquors LLC (d/b/a Wired for Wine), IBG Treasury USA Inc., Bittersweet Brands Pty Ltd, an Australian company, Innovation Beverage Group USA Inc., and InnoBev Merger Corp. On July 13, 2021, IBG formed Bevmart USA LLC, a Delaware limited liability company, and on July 8, 2022, we changed the name to IBG USA LLC. On November 3, 2021, IBG acquired 100% of the outstanding equity interests in Reg Liquors LLC, a New Jersey limited liability company formed on August 16, 2016. On October 28, 2024, we formed Innovation Beverage Group USA Inc., a Nevada corporation.

On October 14, 2025, the Company entered into a definitive merger agreement (the “Merger Agreement”) with BlockFuel Energy, Inc. (“BlockFuel” or “BFE”), a Texas corporation engaged in oil and gas exploration and state-of-the-art power generation to support Bitcoin mining and high-performance data centers across North America. Following the closing of the said Merger Agreement, the owners of BlockFuel are expected to own approximately 90% of the total issued and outstanding ordinary shares of IBG on a post-transaction basis, subject to certain equitable adjustments for interim financings.

Our company commercial website address is www.innovationbev.com and our investors relations website address is investors.innovationbev.com. Information contained on or accessible through our website is not a part of this prospectus and any amendments or supplements thereto, and the inclusion of our website address herein is an inactive textual reference only.

Business Overview

We are a developer, manufacturer, marketer, exporter and retailer of a growing beverage portfolio of 70 formulation across 14 alcoholic and non-alcoholic brands. Our focus is on premium and super premium brands.

IBG USA LLC (“IBG USA”) was formed for the purpose of importing, producing via co-packers, marketing and wholesaling the Innovation Beverage Group Limited owned portfolio of brands in the United States. IBG USA has not conducted any of these activities as of yet but it plans to do so in the near future. Reg Liquors LLC d/b/a Wired For Wine is an e-commerce retailer of wines and spirits, and it operates its own marketplaces, www.wiredforwine.com and www.bevmart.com.

The Merger Agreement, and the transaction thereto was entered into by our wholly-owned subsidiary, InnoBev Merger Corp, with the same subsidiary merging with and into BlockFuel, and BlockFuel continuing as the surviving entity and becoming a wholly owned subsidiary of IBG.

Our flagship Australian Bitters Company (“ABC”) brand accounted for approximately [●]% of our revenues in 2024 and [●]% of our revenues in 2023 which reflects the revenue contribution by Wired For Wine after its acquisition in November 2021. We also sell BitterTales, a brand to which we have the exclusive right to manufacture for distribution in the United States.

Our goal is to increase our market share in the $800 million global market for bitters. Our partnership with Coca-Cola Europacific Partners (NASDAQ: CCEP), one of the world’s largest Coca-Cola bottlers, to exclusively manufacture ABC bitters for distribution in Australia is a key component of this strategy. We retain distribution rights for ABC bitters outside Australia and are actively negotiating new distribution arrangements for new markets.

Our direct-to-consumer (DTC) distribution channel is a network of eCommerce platforms: www.bevmart.com.au and www.drummerboy.com. We launched BevMart.com.au in Australia in May 2021 Our Drummerboy brand is offered through its own DTC website, www.drummerboy.com. We offer our brands, as well as other brands, through our eCommerce platforms. (Our previous eCommerce platforms, www.bevmart.com, www.wiredforwine.com, have ceased retailing third-party brands.)

In 2021, we introduced a new non-alcoholic spirit brand called Drummerboy, our first entry into the growing non-alcoholic beverage market. No-and-Low Alcohol products are becoming increasingly accepted as a lifestyle and societal norm, making it more accessible and approachable for consumers. The market value of no/low alcohol in key global markets in 2021 was just under USD$10 billion. With a direct to consumer (DTC) retail price per bottle of AUD$50 (approximately USD$35) and via manufacturing efficiencies through in-house manufacturing, we have a margin of approximately 80% when selling Drummerboy through its own www.drummerboy.com website in a DTC sale.

Through efficiencies of managing www.bevmart.com, www.bevmart.com.au, and www.wiredforwine.com and having our own back end fulfilment warehouses and key relationships with logistics partnerships, the launch of www.drummerboy.com in both Australia and the U.S. via our own DTC system will lead to immediate scale opportunities.

We have launched Twisted Shaker, our first entry in the bottled cocktail market, in Australia. The pre-batched cocktail market grew significantly during the beginning of the COVID pandemic with consumers loving the convenience and cost efficiency of this type of product. Twisted Shaker cocktails are full-strength, high-quality bottled cocktails. We launched Twisted Shaker in the U.S. in November 2022. Currently, we are in the process of identifying distributors in Australia and the U.S.

Our Company relies on certain business relationships to manufacture and/or distribute different brand-name products. Among such relationships is our business with Sway Energy Corp. Our Chief Executive Officer, Chief Operating Officer and Chairman of our board of directors is Sahil Beri, who is the brother of Amit Beri, the Chief Executive Officer and a director of Sway Energy Corp. This family relationship presents a potential conflict of interest between the companies.

Innovation Beverage Group Limited operates, under a lease agreement, a distillery and beverage manufacturing facility in Seven Hills, NSW Australia. The facility has the ability to macerate, blend, import bulk spirits, distill a variety of spirits and bottle or can products. The following products are currently manufactured in this facility:

●	Australian Bitters Company
●	BitterTales
●	Coventry Estate Gin
●	Cheeky Vodka
●	Twisted Shaker Cocktails
●	Geo Liqueurs
●	Cheeky Espresso Martini

Our facility is FDA-certified, kosher compliant in Australia and meets CCEP’s stringent standards. We believe that we currently have the capacity to increase production tenfold with minimal capital expenditures. We also plan to engage third-party manufacturers, as appropriate, to achieve cost savings and logistical efficiencies.

Growth Strategy

Our growth strategy is focused on:

●	continuing to invest in development of new formulations and brands;
●	investing in strategic marketing initiatives to build our portfolio of brands:
●	investing in global distribution expansion:
●	strengthening relationships with existing distributors and entering into partnerships with new distributors to expand global distribution network;
●	expanding our production volume by utilizing unused production capacity in our Australian manufacturing facility;
●	increasing our DTC capabilities through our existing marketplaces and acquiring additional marketplaces in the future; and
●	developing our employees to enhance performance in the marketplace.

We have remained committed to executing this strategy, and as a result have realized the impacts on each segment of our business.

Competitive Advantages

Our Company is a vertically integrated manufacturer, importer, and sales and marketing company with a focus on direct-to-consumer sales enabling complete capture of the value chain. Our eCommerce and product team consists of members with extensive beverage industry experience garnered at some of the world’s largest alcohol companies, such as Endeavour Drinks Group (Australia’s largest liquor online and brick-and-mortar retail group), Treasury Wine Estates (Australia’s largest wine company and one of the world’s largest wine companies) and Anheuser-Busch InBev (the world’s largest brewer).

Cost Advantages

IBG’s product portfolio is focused on bitters, light spirits and non-alcoholic spirits, which have short manufacturing times. As a result, IBG is more capital efficient as compared to dark spirit manufacturers (e.g., whisky, brandy, etc.), which often require aging in barrels for years before being sold.

Recent Developments

Resignation of Director

On December 3, 2025, Shawn Messner resigned from the Company’s Board of Directors, effective as of December 1, 2025. Mr. Messner’s resignation was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices. Mr. Messner served on the Company’s Audit Committee and Nomination and Remuneration Committee as an independent director.

BlockFuel Reverse Merger

On October 14, 2025, we entered into a definitive merger agreement (the “Merger Agreement”) with BlockFuel engaged in oil and gas exploration and state-of-the-art power generation to support Bitcoin mining and high-performance data centers across North America.

Under the terms of the agreement, IBG will merge with BlockFuel through a reverse triangular merger, with InnoBev Merger Corp., a newly formed subsidiary of IBG (the “Merger Sub”) merging with and into BlockFuel, and BlockFuel continuing as the surviving entity and becoming a wholly owned subsidiary of IBG. Upon completion of the transaction, the combined company is expected to trade on The Nasdaq Capital Market under the ticker symbol “FUEL”.

Following the closing, the owners of BlockFuel are expected to own approximately 90% of the total issued and outstanding ordinary shares of IBG on a post-transaction basis, subject to certain equitable adjustments for interim financings. Upon closing of the transaction, Mr. Daniel Lanskey, currently President and Chief Executive Officer of BlockFuel and a Director of IBG, will become Chairman and Chief Executive Officer of the combined company, and Mr. Sahil Beri, currently a director and Chief Executive Officer of IBG, will resign from those positions and will serve as President of IBG’s newly formed Australian beverage subsidiary.

The merger is expected to close in the fourth quarter of 2025, subject to customary closing conditions, including but not limited to: (1) the completion of interim financings by IBG of at least $10 million, the absence of any court order or regulatory injunction prohibiting completion of the merger; (2) the authorization for listing of shares of IBG’s Ordinary Shares to be issued in the merger on a mutually agreed stock exchange; (3) subject to specified materiality standards, the accuracy of the representations and warranties of each party; (4) compliance by each party in all material respects with its covenants; and (5) the absence of a material adverse effect on each party.

Change of Auditors

On October 15, 2025, the Company engaged a new auditor to serve as its independent registered public accounting firm, M&K CPA PLLC (“M&K”), effective November 04, 2025. This change was pursuant to the prior resignation of Company’s independent registered public accounting firm, Astra Audit & Advisory LLC (“Astra”), effective July 17, 2025.

Reverse Split

On September 26, 2025, we effected a 1-for-5 reverse split of our outstanding Ordinary Shares. All share and per share data set forth in this prospectus have been retroactively adjusted to reflect this reverse stock split.

Risk Factor Summary

Investing in our securities involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our securities. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

●	Potential decline in consumption of products we sell due to consumer preference and taste;
●	Changes in consumer preferences and category trends;
●	Shifts in health concerns and legislative initiatives against sweetened beverages;
●	Inability to successfully consummate or integrate acquisitions or divestitures;
●	Issues surrounding retention of our management team and workforce;
●	Reliance on distributors, retailers, and brokers could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business;
●	If a change of control is effected, Coca-Cola Europacific Partners could potentially terminate their agreement with us;
●	Issues predicting the timing, amount of our sales, and inventory stock;
●	Disruptions in the relationship with our key flavor suppliers;
●	Loss or damage to goods in transit and other possible product contamination and liabilities;
●	Disruptions to the shipping industry;
●	Failure or issues with protecting our intellectual property;
●	The competitive nature of the industry in which we operate;
●	Market shortages and volatility surrounding raw materials necessary to manufacture our products;
●	Factors that may affect consumer discretionary spending;
●	Disruptions in supply and distribution chains;
●	Economic, political, and other global uncertainties leading to capital market disruptions;

●	Failure of our products to secure and maintain listings in the control states in the U.S.;
●	Cybersecurity issues;
●	Issues with industry regulation compliance;
●	Risks inherent with sales of products in international markets;
●	Inability to secure additional capital and achieve adequate liquidity to grow, compete, and continue on; and
●	Our emerging growth company status could make our stock less attractive to investors.

Employees

As of December [●], 2025, we had [●] full time employees located in Australia and the United States. These employees are engaged in manufacturing, sales and marketing, customer support, finance, and general management. We rely upon and engage consultants on a contract basis to provide services to assist us to carry on our technical development, administrative, shareholder communication and marketing activities. None of our employees are represented by labor unions or covered by collective bargaining agreements.

Corporate Information

Our principal executive office is located at 29 Anvil Road, Seven Hills, NSW 2147, Australia. Our main telephone number is +61 (02) 9620 4574. Our website address is www.innovationbev.com. The information included on our website or in any social media associated with the Company is not part of this prospectus.

Emerging Growth Company Status

As a company with less than $1.235 billion in revenue during our last two fiscal periods (the years ended December 31, 2024 and 2023), we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our SEC filings;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.00 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Foreign Private Issuer Status

We are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As an exempted Australian company to be listed on the Nasdaq Capital Market, we will be subject to the Nasdaq Stock Market corporate governance listing standards. However, the Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Australia, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. For instance, we are not required to:

●	have a majority of the board to be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

●	have regularly scheduled executive sessions for non-management directors; and

●	have annual meetings and director elections.

Currently, as an Australian company, we intend to rely on home country practice with respect to our corporate governance.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described in the documents incorporated by reference in this prospectus and any prospectus supplement, as well as other information we include or incorporate by reference into this prospectus and any applicable prospectus supplement, before making an investment decision. Our business, prospects, financial condition, or operating results could be materially adversely affected by these risks. The risks and uncertainties described in this prospectus, any applicable prospectus supplement, any related free writing prospectus and any document incorporated by reference into this prospectus are not the only ones that we face. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. The trading price of our securities could decline due to the materialization of any of these risks, and, as a result, you may lose all or part of your investment. This prospectus and the documents incorporated herein by reference also contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described in the documents incorporated herein by reference, including the 2024 Annual Report filed on Form 20-F on May 15, 2025; any prospectus supplement, and other documents we file from time to time with the SEC that are deemed incorporated by reference into this prospectus.

Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment. Please also carefully read the section entitled “Cautionary Statement Regarding Forward-Looking Statements” included herein and included in our most recent Annual Report on Form 20-F and our updates, if any, to that section in our reports on Form 6-K incorporated by reference into this prospectus.

Risks Related to Our Securities and the Offering

Future sales or other dilution of our equity could depress the market price of our Ordinary Shares.

Sales of our Ordinary Shares, warrants, units or any combination of the foregoing in the public market, or the perception that such sales could occur, could negatively impact the price of our Ordinary Shares. If one or more of our shareholders were to sell large portions of their holdings in a relatively short time, for liquidity or other reasons, the prevailing market price of our Ordinary Shares could be negatively affected.

In addition, the issuance of additional shares of our Ordinary Shares, securities convertible into or exercisable for our Ordinary Shares, other equity-linked securities, including or warrants or any combination of the securities pursuant to this prospectus will dilute the ownership interest of our shareholders and could depress the market price of our Ordinary Shares and impair our ability to raise capital through the sale of additional equity securities.

We may need to seek additional capital. If this additional financing is obtained through the issuance of equity securities or warrants to acquire equity securities, our existing shareholders could experience significant dilution upon the issuance, conversion or exercise of such securities.

Our management will have broad discretion over the use of the proceeds we receive from the sale of our securities pursuant to this prospectus and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from any offerings under this prospectus, and you will be relying on the judgment of our management regarding the application of these proceeds. Except as described in any prospectus supplement or in any related free writing prospectus that we may authorize to be provided to you, the net proceeds received by us from our sale of the securities described in this prospectus will be added to our general funds and will be used for general corporate purposes. Our management might not apply the net proceeds from the offerings of our securities in ways that increase the value of your investment and might not be able to yield a significant return, if any, on any investment of such net proceeds. You may not have the opportunity to influence our decisions on how such proceeds will be used.

USE OF PROCEEDS

Except as described in any prospectus supplement and any free writing prospectus in connection with a specific offering, we currently intend to use the net proceeds from the sale of the securities offered under this prospectus for general corporate purposes, including the development and commercialization of our products, research and development, general and administrative expenses, license or technology acquisitions, and working capital and capital expenditures. We may also use the net proceeds to invest in or acquire complementary businesses, products, or technologies, although we have no current commitments or agreements with respect to any such investments or acquisitions as of the date of this prospectus. We have not determined the amount of net proceeds to be used specifically for the foregoing purposes. As a result, our management will have broad discretion in the allocation of the net proceeds and investors will be relying on the judgment of our management regarding the application of the proceeds of any sale of the securities. Pending use of the net proceeds, we intend to invest the proceeds in short-term, investment-grade, interest-bearing instruments.

Each time we offer securities under this prospectus, we will describe the intended use of the net proceeds from that offering in the applicable prospectus supplement. The actual amount of net proceeds we spend on a particular use will depend on many factors, including, our future capital expenditures, the amount of cash required by our operations, and our future revenue growth, if any. Therefore, we will retain broad discretion in the use of the net proceeds.

OFFER STATISTICS

We may offer Ordinary Shares, debt securities, warrants to purchase Ordinary Shares, or debt securities, or units consisting of a combination of any or all of these securities at an aggregate offering price of up to $10,000,000. The warrants that we may offer will consist of warrants to purchase any of the other securities that may be sold under this prospectus. The securities offered under this prospectus may be offered separately, together, or in separate series, and in amounts, at prices and on terms to be determined at the time of sale.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities under this shelf registration, we will provide a prospectus supplement that will contain certain specific information about the terms of that offering, including a description of any risks related to the offering, if those terms and risks are not described in this prospectus. A prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the information in the prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more details on the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and the accompanying prospectus supplement together with additional information described under the headings “Incorporation Of Certain Information By Reference” before investing in any of the securities offered.

CAPITALIZATION AND INDEBTEDNESS

Our capitalization will be set forth in the applicable prospectus supplement or in a report on Form 6-K subsequently furnished to the SEC and specifically incorporated by reference into this prospectus.

DILUTION

If required, we will set forth in a prospectus supplement the following information regarding any material dilution of the equity interests of investors purchasing securities in an offering under this prospectus:

●	the net tangible book value per share of our equity securities before and after the offering;
●	the amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers in the offering; and
●	the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus from time to time in one or more transactions, including, without limitation:

●	Through agents;

●	To or through underwriters;

●	Through broker-dealers (acting as agent or principal);

●	Directly by us to purchasers (including our affiliates and shareholders), through a specific bidding or auction process, a rights offering, or other method;

●	Through a combination of any such methods of sale; or

●	Through any other methods described in a prospectus supplement.

The distribution of securities may be effected, from time to time, in one or more transactions, including:

●	Block transactions (which may involve crosses) and transactions on Nasdaq or any other organized market where the securities may be traded;
●	Purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement;
●	Ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;
●	Sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise; and
●	Sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

The securities may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The consideration may be cash, extinguishment of debt or another form negotiated by the parties. Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us or from the purchasers of the securities. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. If such dealers or agents were deemed to be underwriters, they may be subject to statutory liabilities under the Securities Act.

We may also make direct sales through subscription rights distributed to our existing shareholders on a pro rata basis, which may or may not be transferable. In any distribution of subscription rights to our shareholders, if all of the underlying securities are not subscribed for, we may then sell the unsubscribed securities directly to third parties or may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed securities to third parties.

Some or all of the securities that we offer through this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell our securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

Agents may, from time to time, solicit offers to purchase the securities. If required, we will name in the applicable prospectus supplement, document incorporated by reference or free writing prospectus, as applicable, any agent involved in the offer or sale of the securities and set forth any compensation payable to the agent. Unless otherwise indicated, any agent will be acting on a best efforts basis for the period of its appointment. Any agent selling the securities covered by this prospectus may be deemed to be an underwriter of the securities.

If underwriters are used in an offering, securities will be acquired by the underwriters for their own account and may be resold, from time to time, in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or under delayed delivery contracts or other contractual commitments. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters at the time an agreement for the sale is reached. The applicable prospectus supplement will set forth the managing underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of securities, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable. This prospectus, the applicable prospectus supplement and any applicable free writing prospectus will be used by the underwriters to resell the securities.

If a dealer is used in the sale of the securities, we, or an underwriter, will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in the prospectus supplement, document incorporated by reference or free writing prospectus, as applicable, the name of the dealer and the terms of the transactions.

We may directly solicit offers to purchase the securities and may make sales of securities directly to institutional investors or others. These persons may be deemed to be underwriters with respect to any resale of the securities. To the extent required, the prospectus supplement, document incorporated by reference or free writing prospectus, as applicable, will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

Agents, underwriters and dealers may be entitled under agreements which may be entered into with us to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities. If required, the prospectus supplement, document incorporated by reference or free writing prospectus, as applicable, will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us or our subsidiaries or affiliates in the ordinary course of business.

Under the securities laws of some states, the securities offered by this prospectus may be sold in those states only through registered or licensed brokers or dealers.

Any person participating in the distribution of securities registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our securities by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our securities to engage in market-making activities with respect to our securities.

These restrictions may affect the marketability of our securities and the ability of any person or entity to engage in market-making activities with respect to our securities.

Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act that stabilize, maintain or otherwise affect the price of the offered securities. If any such activities will occur, they will be described in the applicable prospectus supplement.

If more than ten percent (10%) of the net proceeds of any offering of securities made under this prospectus will be received by Financial Industry Regulatory Authority (“FINRA”) members participating in the offering or affiliates or associated persons of such FINRA members, the offering will be conducted in accordance with FINRA Conduct Rule 5110(h).

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

Transfer Agent and Registrar

The transfer agent and registrar for our Ordinary Shares is VStock Transfer, LLC.

DESCRIPTION OF CAPITAL STOCK

The following summary describes the capital stock of the Company. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Constitution, copies of which have been filed with the SEC and applicable law. For a complete description of the matters set forth in this “Description of Securities,” we encourage you to read our Constitution, which is incorporated by reference as an exhibit to our Annual Report on Form 20-F (“Constitution”)

General

We are an Australian public company limited by shares registered under the Corporations Act 2000 Cth (“Corporations Act”) by the Australian Securities and Investments Commission (“ASIC”). Our corporate affairs are principally governed by our Constitution, the common law applicable in Australia and the Corporations Act.

In general, our Constitution addresses similar matters to those typically addressed in a U.S. company’s charter documents. Notably, however, we do not have a limit on our authorized share capital, the concept of par value is not recognized under Australian law.

Subject to restrictions on the issue of securities in our Constitution and the Corporations Act and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that our board of directors determine.

The rights and restrictions attaching to ordinary shares are derived through a combination of our Constitution, the common law applicable to Australia and the Corporations Act and other applicable law. A general summary of some of the rights and restrictions attaching to our ordinary shares are summarized below. Each ordinary shareholder is entitled to receive notice of, and to be present, vote and speak at, general meetings.

Types and Class of Securities

Our outstanding share capital consists of only Ordinary Shares. As noted above, Ordinary Shares are of no par value.

The rights attaching to our Ordinary Shares are detailed in our Constitution. Our Constitution provides that our directors may issue shares with preferred, deferred or other special rights, or special restrictions, whether with regard to dividend, voting, return of capital, participation in the property of the Company on a winding up or otherwise, as the directors think fit.. Subject to any approval which is required from our shareholders under the Corporations Act, any rights and restrictions attached to a class of shares, we may issue further shares on such terms and conditions as our board of directors resolve. Subject to our Constitution, the Corporations Act, and the rules governing the listing of our securities on the Nasdaq Capital Market, our directors are entitled to issue shares in our capital, grant options over unissued shares, and settle the manner in which fractions of a share are to be dealt with. The directors may decide the persons to whom, and the terms on which, shares are issued or options are granted as well as the rights and restrictions that attach to those shares or options subject to our Constitution, the Corporations Act 2001 (Cth) and the rules governing the listing of our securities on the Nasdaq Capital Market.

Our Constitution provides that the directors may issue, allot or grant options in respect of, or otherwise dispose of, shares to such persons, for such price, on such conditions, at such times and with such preferred, deferred or other special rights or special restrictions, whether in relation to dividends, voting, return of capital, participation in the property of the Company on a winding up or otherwise.

Subject to the Corporations Act, any rights and restrictions attached to a class of shares, the Company may issue further shares on such terms and conditions as the shareholders resolve.

Currently, our outstanding share capital consists of only one class of ordinary shares.

Pre-emptive rights

Ordinary Shares and ordinary shareholders do not have pre-emptive rights.

Transfer

There are no inherent restrictions on the transfer of Ordinary Shares.

Dividend rights

Subject to the Corporations Act, the Company’s Board may from time to time determine to pay any interim, special or final dividends to shareholders, fix the amount of dividend, the record date for determining entitlements to, and for payment of, a dividend and the method of payment of a dividend.

Holders of our ordinary shares are entitled to receive such dividends as may be declared by the directors, subject to and in accordance with the Corporations Act. The directors may declare and pay such interim and final dividends as, in their judgment, the financial position of the Company justifies and may fix the time for payment. The directors when declaring a dividend may pay any dividend required to be paid under the terms of issue of a share.

Voting rights

Under our Constitution, and subject to any voting prohibitions imposed under the Corporations Act (which typically exclude parties from voting on resolutions in which they have an interest), holders of our ordinary shares are entitled to receive notice of and to be present to vote and participate at general meetings. Subject to the Constitution and to any rights or restrictions attached to any shares, at a general meeting, on a show of hands, every holder present has one vote; and on a poll, each holder present has (i) one vote for each fully paid share held and a fraction of a vote for each partly paid share held equivalent to the proportion to which the share is paid up. Voting may be in person or by proxy, attorney or representative.

No business may be transacted at any general meeting, except the election of a chairperson and the adjournment of the meeting, unless a quorum is present when the meeting proceeds to business. Three or more holders present personally or separately represented by proxy representative or attorney shall be a quorum for a general meeting.

Shareholders may vote in person or by proxy, attorney or proxy representative. Under Australian law, shareholders of a public company are not permitted to approve corporate matters by written consent. Our Constitution does not provide for cumulative voting.

Under Australian law, an ordinary resolution is passed if a majority of the votes cast on the resolution (in person or by proxy) by members entitled to vote on the resolution are in favor of the resolution. Under Australian law, a special resolution is passed if at least 75% of the votes cast on the resolution (in person or by proxy) are in favor of the resolution.

Rights to share in our profits

Subject to any rights or restrictions attached to any shares or class of shares, the directors may capitalize and distribute among such of the shareholders as would be entitled to receive dividends and in the same proportions, any amount forming part of the undivided profits of the Company, representing profits arising from an ascertained accretion to capital or from a revaluation of the assets of the Company, arising from the realization of any assets of the Company or otherwise available for distribution as a dividend. The directors may resolve that all or any part of the capitalized amount is to be applied in paying up in full at a price determined by the resolution any unissued shares in or other securities of the Company or in paying up any amounts unpaid on shares or other securities held by the shareholders.

Surplus in the event of liquidation

Subject to this Constitution and to the rights or restrictions attached to any shares or class of shares if the Company is wound up and the property of the Company available for distribution among the shareholders is more than sufficient to pay all of the debts and liabilities of the Company and the costs, charges and expenses of the winding up, the excess must be divided among the shareholders in proportion to the shares held by them, irrespective of the amounts paid or credited as paid on the shares. If the Company is wound up, the liquidator may, with the sanction of a special resolution, divide among the shareholders the whole or any part of the property of the Company and determine how the division is to be carried out as between the shareholders or different classes of shareholders.

No Redemption Provision for Ordinary Shares

There are no redemption provisions in our Constitution in relation to ordinary shares. Under our Constitution and subject to the Corporations Act, any preference shares may be issued on the terms that they are, or may at our option be, liable to be redeemed.

No sinking fund provisions

There are no sinking fund provisions in our Constitution in relation to Ordinary Shares.

Variation or Cancellation of Share Rights

All or any of the rights or privileges attached to the class of share may be varied, whether or not the Company is being wound up, only with the consent in writing of the holders of three quarters of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class.

Directors May Make Calls

The directors may make any calls from time to time upon shareholders in respect of all monies unpaid on partly-paid shares (if any), subject to the terms upon which any of the partly-paid shares have been issued. Each shareholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the directors. Calls may be made payable by instalment. Failure to pay a call will result in interest becoming payable on the unpaid amount and ultimately, forfeiture of those shares. As of the date of this prospectus, all of our issued shares are fully paid.

General Meetings of Shareholders

The directors may, whenever they think fit, convene a general meeting. Subject to the Constitution and to the rights or restrictions attached to any shares or class of shares at least 28 days’ notice of a general meeting must be given to each person who is at the date of the notice a shareholder, a director or an auditor of the Company and the Securities Exchange. Section 249D of the Corporations Act also provides other mechanisms for the call of a meeting.

We must hold an annual general meeting within five months of the end of each fiscal year. Our end of fiscal year is currently 31 December each year. At the annual general meeting, shareholders typically consider the annual financial report, directors’ report and auditor’s report and vote on matters, including the election of directors. We may also hold other meetings of shareholders from time to time. The annual general meeting must be held in addition to any other meetings which we may hold.

Limitations on Rights to own Shares

There are no limitations on the rights to own securities imposed by our Constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975, or the FATA, which generally applies to acquisitions or proposed acquisitions by a foreign person (as defined in the FATA) or associated foreign persons that would result in such persons having an interest in 20% or more of the issued shares of, or control of 20% or more of the voting power in, an Australian company and by non-associated foreign persons that would result in such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company. The Company is currently not classified as a foreign person or an Australian land corporation for the purposes of the FATA.

Whether prior approval of the Australian Federal Treasurer is required for an investor to be issued shares in the Company is an assessment which must be undertaken by each investor, as compliance with the FATA in those circumstances is the investor’s obligation. Separate and stricter rules apply for foreign government investors (defined by the FATA).

Generally, foreign government investors must seek prior FIRB approval where they acquire a direct interest in an entity or business. The term ‘direct interest’ has a very broad meaning under the Foreign Acquisitions and Takeovers Regulations 2015 and ranges from a 10% interest in an entity to an interest of any percentage in an entity which gives the foreign government investor the ability to influence or participate in the central management and control of the entity or business or determine its policy.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FATA, the Australian Federal Treasurer may take a number of actions including imposing civil or criminal penalties or ordering the divestiture of such person’s shares or interest in shares in the Company. The Australian Federal Treasurer may order divestiture pursuant to the FATA if he determines that the acquisition has resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the Company and that such control is contrary to the national interest.

The above should be considered an overview only. The application of the FATA is complex and requires an assessment of the circumstances and nature of a particular investment. For example, varying rules exist for acquisitions in agricultural land or businesses deemed to be ‘sensitive businesses’.

As a public company under the Australian Corporations Act with more than 50 shareholders – the Australian Corporations Act (subject to certain exceptions) restricts the acquisition by any person (irrespective of jurisdiction) of a “relevant interest” in a “voting share” of the Company where, because of a transaction, that person or someone else’s percentage “voting power” in the Company increases above 20% of the total voting shares or, where the person’s voting power was already above 20% and below 90%, increases more than 3% in any six month period.

Provision affecting any change of control

Subject to our Constitution, the Corporations Act, and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine. Our constitution does not contain any provisions preventing any change of control

Subject to the requirements of our Constitution, the Corporations Act, and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital (provided that the reduction is fair and reasonable to our shareholders as a whole and does not materially prejudice our ability to pay creditors) or buy back our ordinary shares whether under an equal access buy-back or on a selective basis.

Change of Control

Takeovers of listed Australian public companies, such as Innovation Beverage Group Limited are regulated by the Corporations Act, which prohibits the acquisition of a “relevant interest” in issued voting shares in a listed company if the acquisition will lead to that person’s or someone else’s voting power in Innovation Beverage Group Limited (when aggregated with their “associates”) increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions.

Generally, a person will have a relevant interest in securities if the person:

●       is the holder of the securities;

●       has power to exercise, or control the exercise of, a right to vote attached to the securities; or

●       has the power to dispose of, or control the exercise of a power to dispose of, the securities, including any indirect or direct power or control.

If, at a particular time, a person has a relevant interest in issued securities and the person:

●       has entered or enters into an agreement with another person with respect to the securities;

●       has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities (whether the right is enforceable presently or in the future and whether or not on the fulfillment of a condition);

●       has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities; or

●       the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised; the other person is taken to already have a relevant interest in the securities.

There are a number of exceptions to the above prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:

●       when the acquisition results from the acceptance of an offer under a formal takeover bid;

●       when the acquisition is conducted on market by or on behalf of the bidder under a takeover bid, the acquisition occurs during the bid period, the bid is for all the voting shares in a bid class and the bid is unconditional or only conditioned on prescribed matters set out in the Corporations Act;

●       when shareholders of Innovation Beverage Group Limited approve the takeover by resolution passed at general meeting;

●       an acquisition by a person if, throughout the six months before the acquisition, that person or any other person has had voting power in Innovation Beverage Group Limited of at least 19% and, as a result of the acquisition, none of the relevant persons would have voting power in Innovation Beverage Group Limited more than three percentage points higher than they had six months before the acquisition;

●       when the acquisition results from the issue of securities under a rights issue;

●       when the acquisition results from the issue of securities under dividend reinvestment schemes;

●       when the acquisition results from the issue of securities under underwriting arrangements;

●       when the acquisition results from the issue of securities through operation of law;

●       an acquisition that arises through the acquisition of a relevant interest in another listed company which is listed on a prescribed financial market or a financial market approved by ASIC;

●       an acquisition arising from an auction of forfeited shares conducted on-market; or

●       an acquisition arising through a compromise, arrangement, liquidation or buy-back.

Breaches of the takeovers provisions of the Corporations Act are criminal offenses. ASIC and the Australian Takeover Panel have a wide range of powers relating to breaches of takeover provisions, including the ability to make orders canceling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities. There are certain defenses to breaches of the takeover provisions provided in the Corporations Act.

Ownership threshold

There are no provisions in the Constitution that require a shareholder to disclose ownership above a certain threshold. Section 671B(1) of the Corporations Act provides that a person who obtains a “substantial holding” being five percent (5%) in a listed public company to disclose the interest to the company within two (2) days of acquiring the interest and serve a copy of the disclosure on the relevant market operator.

As a public company under the Australian Corporations Act with more than 50 shareholders – the Australian Corporations Act (subject to certain exceptions) restricts the acquisition by any person (irrespective of jurisdiction) of a “relevant interest” in a “voting share” of the Company where, because of a transaction, that person or someone else’s percentage “voting power” in the Company increases above 20% of the total voting shares or, where the person’s voting power was already above 20% and below 90%, increases more than 3% in any six month period.

Differences between the Law of Different Jurisdictions

See “Rights of the Shares” above. The Australian law applicable to our Constitution is not significantly different than a U.S. company’s charter documents except we do not have a limit on our authorized share capital, the concept of par value is not recognized under Australian law.

Issues of Shares and Changes in Capital

Subject to our Constitution, the Corporations Act, and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine.

Subject to the requirements of our Constitution, the Corporations Act, and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital (provided that the reduction is fair and reasonable to our shareholders as a whole and does not materially prejudice our ability to pay creditors), cancel shares that at the date of the passing of the resolution, have not been taken or agreed to be taken by any person or which have been forfeited and reduce the Company’s share capital by such amount, or buy back our ordinary shares in any manner permitted by the Corporations Act. The Company may, by resolution, reclassify or convert shares from one class to another. The Company may with members’ approval as required by the Act reduce its share capital.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of shares of our Ordinary Shares or of debt securities. We may issue warrants independently or together with other securities, and the warrants may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and the investors or a warrant agent. The following summary of material provisions of the warrants and warrant agreements is subject to, and qualified in its entirety by reference to, all the provisions of the warrant agreement and warrant certificate applicable to a particular series of warrants. The terms of any warrants offered under a prospectus supplement may differ from the terms described below. We urge you to read the applicable prospectus supplement and any related free writing prospectus, as well as the complete warrant agreements and warrant certificates that contain the terms of the warrants.

The particular terms of any issue of warrants will be described in the prospectus supplement relating to the issue. Those terms may include:

●	the number of shares of Ordinary Shares purchasable upon the exercise of warrants to purchase such shares and the price at which such number of shares may be purchased upon such exercise;

●	the principal amount of debt securities that may be purchased upon exercise of a debt warrant and the exercise price for the warrants, which may be payable in cash, securities or other property;

●	the date, if any, on and after which the warrants and the related debt securities or Ordinary Shares will be separately transferable;

●	the terms of any rights to redeem or call the warrants;

●	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

●	United States federal income tax consequences applicable to the warrants; and

●	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange, exercise and settlement of the warrants.

Holders of equity warrants will not be entitled to:

●	vote, consent or receive dividends;

●	receive notice as stockholders with respect to any meeting of stockholders for the election of our directors or any other matter; or

●	exercise any rights as stockholders of Inno Holdings Inc.

Each warrant will entitle its holder to purchase the principal amount of debt securities or the number of shares of Ordinary Shares at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to the specified time on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

A holder of warrant certificates may exchange them for new warrant certificates of different denominations, present them for registration of transfer and exercise them at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Until any warrants to purchase debt securities are exercised, the holder of the warrants will not have any rights of holders of the debt securities that can be purchased upon exercise, including any rights to receive payments of principal, premium or interest on the underlying debt securities or to enforce covenants in the applicable indenture. Until any warrants to purchase Ordinary Shares are exercised, the holders of the warrants will not have any rights of holders of the underlying Ordinary Shares, including any rights to receive dividends or payments upon any liquidation, dissolution or winding up on the Ordinary Shares, if any.

DESCRIPTION OF DEBT SECURITIES

The following description, together with the additional information we include in any applicable prospectus supplement or free writing prospectus, summarizes certain general terms and provisions of the debt securities that we may offer under this prospectus. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the supplement to what extent the general terms and provisions described in this prospectus apply to a particular series of debt securities.

We may issue debt securities either separately, or together with, or upon the conversion or exercise of or in exchange for, other securities described in this prospectus. Debt securities may be our senior, senior subordinated or subordinated obligations and, unless otherwise specified in a supplement to this prospectus, the debt securities will be our direct, unsecured obligations and may be issued in one or more series.

The debt securities will be issued under an indenture between us and a trustee named in the prospectus supplement. We have summarized select portions of the indenture below. The summary is not complete. The form of the indenture has been filed as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. In the summary below, we have included references to the section numbers of the indenture so that you can easily locate these provisions. Capitalized terms used in the summary and not defined herein have the meanings specified in the indenture.

General

The indenture does not limit the amount of debt securities that we may issue. It provides that we may issue debt securities up to the principal amount that we may authorize and may be in any currency or currency unit that we may designate. Except for the limitations on consolidation, merger and sale of all or substantially all of our assets contained in the indenture, the terms of the indenture do not contain any covenants or other provisions designed to give holders of any debt securities protection against changes in our operations, financial condition or transactions involving us.

We may issue the debt securities issued under the indenture as “discount securities,” which means they may be sold at a discount below their stated principal amount. These debt securities, as well as other debt securities that are not issued at a discount, may be issued with “original issue discount,” or OID, for U.S. federal income tax purposes because of interest payment and other characteristics or terms of the debt securities. Material U.S. federal income tax considerations applicable to debt securities issued with OID will be described in more detail in any applicable prospectus supplement.

We will describe in the applicable prospectus supplement the terms of the series of debt securities being offered, including:

●	the title of the series of debt securities;

●	any limit upon the aggregate principal amount that may be issued;

●	the maturity date or dates;

●	the form of the debt securities of the series;

●	the applicability of any guarantees;

●	whether or not the debt securities will be secured or unsecured, and the terms of any secured debt;

●	whether the debt securities rank as senior debt, senior subordinated debt, subordinated debt or any combination thereof, and the terms of any subordination;

●	if the price (expressed as a percentage of the aggregate principal amount thereof) at which such debt securities will be issued is a price other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or if applicable, the portion of the principal amount of such debt securities that is convertible into another security or the method by which any such portion shall be determined;

●	the interest rate or rates, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

●	our right, if any, to defer payment of interest and the maximum length of any such deferral period;

●	if applicable, the date or dates after which, or the period or periods during which, and the price or prices at which, we may, at our option, redeem the series of debt securities pursuant to any optional or provisional redemption provisions and the terms of those redemption provisions;

●	the date or dates, if any, on which, and the price or prices at which we are obligated, pursuant to any mandatory sinking fund or analogous fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of debt securities and the currency or currency unit in which the debt securities are payable;

●	the denominations in which we will issue the series of debt securities, if other than denominations of $1,000 and any integral multiple thereof;

●	any and all terms, if applicable, relating to any auction or remarketing of the debt securities of that series and any security for our obligations with respect to such debt securities and any other terms which may be advisable in connection with the marketing of debt securities of that series;

●	whether the debt securities of the series shall be issued in whole or in part in the form of a global security or securities; the terms and conditions, if any, upon which such global security or securities may be exchanged in whole or in part for other individual securities; and the depositary for such global security or securities;

●	if applicable, the provisions relating to conversion or exchange of any debt securities of the series and the terms and conditions upon which such debt securities will be so convertible or exchangeable, including the conversion or exchange price, as applicable, or how it will be calculated and may be adjusted, any mandatory or optional (at our option or the holders’ option) conversion or exchange features, the applicable conversion or exchange period and the manner of settlement for any conversion or exchange;

●	if other than the full principal amount thereof, the portion of the principal amount of debt securities of the series which shall be payable upon declaration of acceleration of the maturity thereof;

●	additions to or changes in the covenants applicable to the particular debt securities being issued, including, among others, the consolidation, merger or sale covenant;

●	additions to or changes in the events of default with respect to the securities and any change in the right of the trustee or the holders to declare the principal, premium, if any, and interest, if any, with respect to such securities to be due and payable;

●	additions to or changes in or deletions of the provisions relating to covenant defeasance and legal defeasance;

●	additions to or changes in the provisions relating to satisfaction and discharge of the indenture;

●	additions to or changes in the provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture;

●	the currency of payment of debt securities if other than U.S. dollars and the manner of determining the equivalent amount in U.S. dollars;

●	whether interest will be payable in cash or additional debt securities at our or the holders’ option and the terms and conditions upon which the election may be made;

●	any restrictions on transfer, sale or assignment of the debt securities of the series; and

●	any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities, any other additions or changes in the provisions of the indenture, and any terms that may be required by us or advisable under applicable laws or regulations.

Conversion or Exchange Rights

We will set forth in the applicable prospectus supplement the terms on which a series of debt securities may be convertible into or exchangeable for our Ordinary Shares or our other securities. We will include provisions as to settlement upon conversion or exchange and whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of our Ordinary Shares or our other securities that the holders of the series of debt securities receive would be subject to adjustment.

Consolidation, Merger or Sale

Unless we provide otherwise in the prospectus supplement applicable to a particular series of debt securities, the indenture will not contain any covenant that restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of our assets as an entirety or substantially as an entirety. However, any successor to or acquirer of such assets (other than a subsidiary of ours) must assume all of our obligations under the indenture or the debt securities, as appropriate.

Events of Default under the Indenture

Unless we provide otherwise in the prospectus supplement applicable to a particular series of debt securities, the following are events of default under the indenture with respect to any series of debt securities that we may issue:

●	if we fail to pay any installment of interest on any series of debt securities, as and when the same shall become due and payable, and such default continues for a period of 90 days; provided, however, that a valid extension of an interest payment period by us in accordance with the terms of any indenture supplemental thereto shall not constitute a default in the payment of interest for this purpose;

●	if we fail to pay the principal of, or premium, if any, on any series of debt securities as and when the same shall become due and payable whether at maturity, upon redemption, by declaration or otherwise or in any payment required by any sinking or analogous fund established with respect to such series; provided, however, that a valid extension of the maturity of such debt securities in accordance with the terms of any indenture supplemental thereto shall not constitute a default in the payment of principal or premium, if any;

●	if we fail to observe or perform any other covenant or agreement contained in the debt securities or the indenture, other than a covenant specifically relating to another series of debt securities, and our failure continues for 90 days after we receive written notice of such failure, requiring the same to be remedied and stating that such is a notice of default thereunder, from the trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of the applicable series; and

●	if specified events of bankruptcy, insolvency or reorganization occur.

If an event of default with respect to debt securities of any series occurs and is continuing, other than an event of default specified in the last bullet point above, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice to us in writing, and to the trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately. If an event of default specified in the last bullet point above occurs with respect to us, the principal amount of and accrued interest, if any, of each issue of debt securities then outstanding shall be due and payable without any notice or other action on the part of the trustee or any holder.

The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the indenture. Any waiver shall cure the default or event of default.

Subject to the terms of the indenture, if an event of default under an indenture shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series, provided that:

●	the direction so given by the holder is not in conflict with any law or the applicable indenture; and

●	subject to its duties under the Trust Indenture Act of 1939 (“Trust Indenture Act”), the trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

A holder of the debt securities of any series will have the right to institute a proceeding under the indenture or to appoint a receiver or trustee, or to seek other remedies only if:

●	the holder has given written notice to the trustee of a continuing event of default with respect to that series;

●	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request;

●	such holders have offered to the trustee indemnity satisfactory to it against the costs, expenses and liabilities to be incurred by the trustee in compliance with the request; and

●	the trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within 90 days after the notice, request and offer.

These limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal, premium, if any, or interest on, the debt securities.

We will periodically file statements with the trustee regarding our compliance with specified covenants in the indenture.

Modification of Indenture; Waiver

We and the trustee may change an indenture without the consent of any holders with respect to specific matters:

●	to cure any ambiguity, defect or inconsistency in the indenture or in the debt securities of any series;

●	to comply with the provisions described above under “Description of Debt Securities—Consolidation, Merger or Sale”;

●	to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

●	to add to our covenants, restrictions, conditions or provisions such new covenants, restrictions, conditions or provisions for the benefit of the holders of all or any series of debt securities, to make the occurrence, or the occurrence and the continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default or to surrender any right or power conferred upon us in the indenture;

●	to add to, delete from or revise the conditions, limitations, and restrictions on the authorized amount, terms, or purposes of issue, authentication and delivery of debt securities, as set forth in the indenture;

●	to make any change that does not adversely affect the interests of any holder of debt securities of any series in any material respect;

●	to provide for the issuance of and establish the form and terms and conditions of the debt securities of any series as provided above under “Description of Debt Securities—General” to establish the form of any certifications required to be furnished pursuant to the terms of the indenture or any series of debt securities, or to add to the rights of the holders of any series of debt securities;

●	to evidence and provide for the acceptance of appointment under any indenture by a successor trustee; or

●	to comply with any requirements of the SEC in connection with the qualification of any indenture under the Trust Indenture Act.

In addition, under the indenture, the rights of holders of a series of debt securities may be changed by us and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, unless we provide otherwise in the prospectus supplement applicable to a particular series of debt securities, we and the trustee may make the following changes only with the consent of each holder of any outstanding debt securities affected:

●	extending the fixed maturity of any debt securities of any series;

●	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or reducing any premium payable upon the redemption of any series of any debt securities; or

●	reducing the percentage of debt securities, the holders of which are required to consent to any amendment, supplement, modification or waiver.

Discharge

Each indenture provides that we can elect to be discharged from our obligations with respect to one or more series of debt securities, except for specified obligations, including obligations to:

●	provide for payment;

●	register the transfer or exchange of debt securities of the series;

●	replace stolen, lost or mutilated debt securities of the series;

●	pay principal of and premium and interest on any debt securities of the series;

●	maintain paying agencies;

●	hold monies for payment in trust;

●	recover excess money held by the trustee;

●	compensate and indemnify the trustee; and

●	appoint any successor trustee.

In order to exercise our rights to be discharged, we must deposit with the trustee money or government obligations sufficient to pay all the principal of, any premium, if any, and interest on, the debt securities of the series on the dates payments are due.

Form, Exchange and Transfer

We will issue the debt securities of each series only in fully registered form without coupons and, unless we provide otherwise in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indenture provides that we may issue debt securities of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company, or DTC, or another depositary named by us and identified in the applicable prospectus supplement with respect to that series. To the extent the debt securities of a series are issued in global form and as book-entry, a description of terms relating to any book-entry securities will be set forth in the applicable prospectus supplement.

At the option of the holder, subject to the terms of the indenture and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the debt securities of any series can exchange the debt securities for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indenture and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the debt securities may present the debt securities for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the debt securities that the holder presents for transfer or exchange, we will impose no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any debt securities. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

If we elect to redeem the debt securities of any series, we will not be required to:

●	issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing; or

●	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities we are redeeming in part.

Information Concerning the Trustee

The trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the trustee is under no obligation to exercise any of the powers given it by the indenture at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

Payment and Paying Agents

Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

We will pay principal of and any premium and interest on the debt securities of a particular series at the office of the paying agents designated by us, except that unless we otherwise indicate in the applicable prospectus supplement, we will make interest payments by check that we will mail to the holder or by wire transfer to certain holders. Unless we otherwise indicate in the applicable prospectus supplement, we will designate the corporate trust office of the trustee as our sole paying agent for payments with respect to debt securities of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the debt securities of a particular series. We will maintain a paying agent in each place of payment for the debt securities of a particular series.

All money we pay to a paying agent or the trustee for the payment of the principal of or any premium or interest on any debt securities that remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the debt security thereafter may look only to us for payment thereof.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the internal laws of the State of New York, except to the extent that the Trust Indenture Act is applicable.

DESCRIPTION OF UNITS

The following description, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the units that we may offer under this prospectus. Units may be offered independently or together with Ordinary Shares, debt securities, rights and/or warrants offered by any prospectus supplement, and may be attached to or separate from those securities. While the terms we have summarized below will generally apply to any future units that we may offer under this prospectus, we will describe the particular terms of any series of units that we may offer in more detail in the applicable prospectus supplement. The terms of any units offered under a prospectus supplement may differ from the terms described below.

We will incorporate by reference into the registration statement of which this prospectus forms a part the form of unit agreement, including a form of unit certificate, if any, that describes the terms of the series of units we are offering before the issuance of the related series of units. The following summaries of material provisions of the units, and the unit agreements, are subject to, and qualified in their entirety by reference to, all the provisions of the unit agreement applicable to a particular series of units. We urge you to read the applicable prospectus supplements related to the units that we sell under this prospectus, as well as the complete unit agreements that contain the terms of the units.

General

We may issue units comprised of one or more shares of our Ordinary Shares, debt securities, rights and warrants in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

We will describe in the applicable prospectus supplement the terms of the series of units, including:

●	the designation and terms of the units and of the securities comprising the units, including whether, and under what circumstances, those securities may be held or transferred separately;

●	the rights and obligations of the unit agent, if any;

●	any provisions of the governing unit agreement that differ from those described below; and

●	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units.

The provisions described in this section, as well as those described under “Description of Capital Stock,” “Description of Debt Securities” and “Description of Warrants,” will apply to each unit and to any Ordinary Shares, debt securities or warrants included in each unit, respectively.

Issuance in Series

We may issue units in such amounts and in numerous distinct series as we determine.

LEGAL MATTERS

The validity of our Ordinary Shares being offered hereby will be passed upon by K&L Gates, Melbourne, Victoria, Australia, our counsel as to the Australian laws. Certain legal matters in connection with the U.S. federal laws have been passed upon for the Company by Sichenzia Ross Ference Carmel LLP, New York, New York. Additional legal matters may be passed upon for us or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS

Astra Audit & Advisory LLC (“Astra”), an independent registered public accounting firm, audited our financial statements for the year ended December 31, 2024, and 2023 included in our Annual Report on Form 20-F for the year ended December 31, 2024, as set forth in their report included therein, and is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Astra’s report, given on their authority as experts in accounting and auditing.

CHANGES IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On December 12, 2024, we engaged Astra as our independent registered public accounting firm to audit the Company’s financial statements for the fiscal years ended December 31, 2024 and 2023, following approval by the Company’s Board of Directors and Audit Committee.

Astra replaced Accell Audit & Compliance, P.A. (“Accell”), which was dismissed on December 10, 2024. Accell’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion, disclaimer of opinion, or qualification. During the Company’s aforementioned fiscal years and the interim period through Accell’s dismissal, there were no disagreements with Accell on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

On July 17, 2025, Astra resigned as the independent registered public accounting firm for the Company, effective immediately. Astra’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion, disclaimer of opinion, or qualification. During the Company’s two most recent fiscal years and the interim period through Astra’s resignation, there were no disagreements with Astra on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. Prior to engaging Astra, the Company did not consult with Astra regarding any matters involving accounting principles, the type of audit opinion that might be rendered, or any reportable events.

On October 15, 2025, the Company engaged M&K CPA PLLC (“M&K”), an independent registered public accounting firm, effective November 04, 2025. M&K has been engaged by the Company to audit the Company’s financial statements for the fiscal year ending December 31, 2025 and provide a written report on the Company’s consolidated financial statements and schedules supporting such consolidated financial statements.

During the fiscal years ended December 31, 2024 and December 31, 2023, neither the Company nor anyone on its behalf has consulted with M&K regarding: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that M&K concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions; or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

During the fiscal years ended December 31, 2024 and December 31, 2023, neither the Company nor anyone on its behalf has consulted with Wolf & Company regarding: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Wolf & Company concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions; or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

As permitted by SEC rules, this prospectus omits certain information and exhibits that are included in the registration statement of which this prospectus forms a part. Since this prospectus may not contain all of the information that you may find important, you should review the full text of these documents. If we have filed a contract, agreement, or other document as an exhibit to the registration statement of which this prospectus forms a part, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement in this prospectus, including statements incorporated by reference as discussed above, regarding a contract, agreement, or other document is qualified in its entirety by reference to the actual document.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic or current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We filed a registration statement on Form F-3 under the Securities Act with the SEC with respect to the securities being offered pursuant to this prospectus. This prospectus omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the securities being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the registration statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed in “Where You Can Find Additional Information.” We are incorporating by reference the documents listed below, which we have already filed with the SEC, and all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, except as to any portion of any future report or document that is not deemed filed under such provisions:

●	the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Commission on May 15, 2025;

●	the Registrant’s Current Reports on Form 6-K filed with the Commission on February 28, 2025, March 27, 2025, April 7, 2025, April 22, 2025, May 13, 2025; July 23, 2025; September 4, 2025; September 23, 2025; September 24, 2025; October 20, 2025; October 28, 2025; November 5, 2025; December 5, 2025; December 8, 2025; December 12, 2025; [●]; and;

●	the description of the Registrant’s Ordinary Shares contained in the Registrant’s Form 8-A (File No: 001-42278) filed with the Commission on September 16, 2024.

All subsequent annual reports filed on Form 20-F after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) shall be deemed to be incorporated by reference into the prospectus. In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus.

Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

We also incorporate by reference all additional documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act that are filed (i) after the filing date of the registration statement of which this prospectus is a part and prior to effectiveness of that registration statement or (ii) after the effective date of the registration statement of which this prospectus is a part and prior to the termination of the offering of securities offered pursuant to this prospectus. We are not, however, incorporating, in each case, any documents or information that we are deemed to “furnish” and not file in accordance with SEC rules.

You can obtain any of the filings, documents or information incorporated by reference in this prospectus through us or from the SEC through the SEC’s website at www.sec.gov. Our filings with the SEC, including our Annual Reports on Form 20-F and Reports on Form 6-K and exhibits incorporated therein and amendments to those reports, are also available free of charge on our website https://manadr.com/ as soon as reasonably practicable after they are filed with, or furnished to, the SEC. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part. We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all the reports or documents incorporated by reference in this prospectus (including any exhibits that are specifically incorporated by reference in that information) at no cost, upon written or oral request to:

INNOVATION BEVERAGE GROUP LIMITED

29 Anvil Road

Seven Hills, NSW 2147

Australia

Tel: +61 (02) 9620 4574

You should rely only on the information that we incorporate by reference or provide in this prospectus or any applicable prospectus supplement(s). We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

$10,000,000

Ordinary Shares

Debt Securities

Warrants

Units

INNOVATION BEVERAGE GROUP LIMITED

______________________

PROSPECTUS

______________________

The date of this prospectus is       , 2025.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in or incorporated by reference into this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. Neither the delivery of this prospectus, nor any sale made hereunder, shall create any implication that the information in this prospectus is correct after the date hereof.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8. Indemnification of Directors and Officers

Australian law. Australian law provides that a company or a related body corporate of the company may provide for indemnification of officers and directors, except to the extent of any of the following liabilities incurred as an officer or director of the company:

●	a liability that is owed to someone other than the company or a related body corporate of the company and did not arise out of conduct in good faith; or

●	legal costs incurred in defending an action for a liability incurred as an officer or director of the company if the costs are incurred:

●	in defending or resisting proceedings in which the officer or director is found to have a liability for which they cannot be indemnified as set out above;

●	in defending or resisting criminal proceedings in which the officer or director is found guilty;

●	in defending or resisting proceedings brought by the Australian Securities & Investments Commission or a liquidator for a court order if the grounds for making the order are found by the court to have been established (except costs incurred in responding to actions taken by the Australian Securities & Investments Commission or a liquidator as part of an investigation before commencing proceedings for a court order); or

●	in connection with proceedings for relief to the officer or a director under the Corporations Act, in which the court denies the relief.

Constitution. Our Constitution provides, except to the extent prohibited by the law and the Corporations Act, for the indemnification of every person who is or has been an officer or a director of the company or related entities (and in certain instances, subject to approval by the Board, employees, former employees, auditors and former auditors) against liability incurred by that person as an officer or director excluding:

●	in defending or resisting criminal proceedings in which the relevant person is found guilty;

●	in defending or resisting proceedings bought by the Australian Securities Investments Commission or a liquidator for a Court order if the grounds for making the order are found by a Court to be established; or

●	in connection with proceedings for relief by the relevant person under the Corporations Act in which the Court denies relief.

 This includes any liability incurred by that person in their capacity as an officer or director of a subsidiary of the company where the company requested that person to accept that appointment.

Item 9. Exhibits.

(a) Exhibits.

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1	Constitution of Innovation Beverage Group Limited (filed as Exhibit 3.1 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on August 19, 2022, and incorporated herein by reference)
4.1*	Form of Ordinary Share Certificate
4.2*	Form of Warrant Agreement and Warrant Certificate
4.3*	Form of Debt Security, if any
4.4*	Form of Unit Agreement and Specimen Unit Certificate, if any
5.1*	Opinion of K&L Gates, Australian counsel to Company
23.1*	Consent of Astra Audit & Advisory LLC
23.2*	Consent of K&L Gates, Australian counsel to Company (included in Exhibit 5.1)
24.1*	Power of Attorney (included on the signature page)
107*	Exhibit Filing Fees

*	To be filed vide amendment

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the notes thereto.

Item 10. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that

(A) paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§ 230.424(b) of this chapter) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date;

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sydney, Australia on December [●], 2025.

INNOVATION BEVERAGE GROUP LIMITED
By:
Name:	Sahil Beri
Title:	Chief Executive Officer, Chief Operating Officer and Chairman (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sahil Beri, and each of them (with full power to each of them to act alone), his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement on Form F-3 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer, Chief Operating Officer and Chairman (Principal Executive Officer)	, 2025
Sahil Beri

	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2025
Tianyi Eric Yu

	Independent Director	, 2025
Daniel Lanskey

	Independent Director	, 2025
Sally Cardillo

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the Company has signed this registration statement or amendment thereto in the [●], United States on December [●], 2025.

Authorized U.S. Representative
[●]
By:	/s/ [●]
Name:	[●]
Title:	[●]